UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Arrowroot Acquisition Corporation
(Name of Issuer)

Class A Common stock, $0.0001 par value per share
(Title of Class of Securities)

04282M102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04282M102

1	NAMES OF REPORTING PERSONS
Arrowroot Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒ (1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,067,500 shares (See Item 4 herein)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,067,500 shares (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,067,500 shares (See Item 4 herein)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7% of Class A Common Stock (See Item 4 herein)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 04282M102

1	NAMES OF REPORTING PERSONS
Matthew Safaii

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒ (1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,067,500 shares (See Item 4 herein)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,067,500 shares (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,067,500 shares (See Item 4 herein)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7% of Class A Common Stock (See Item 4 herein)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 04282M102

1	NAMES OF REPORTING PERSONS
Thomas Olivier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒ (1)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,067,500 shares (See Item 4 herein)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,067,500 shares (See Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,067,500 shares (See Item 4 herein)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7% of Class A Common Stock (See Item 4 herein)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

(a)	Name of Issuer Arrowroot Acquisition Corp.
(b)	Address of Issuer’s Principal Executive Offices 4553 Glencoe Ave, Suite 200 Marina Del Rey, California 90292

Item 2.

(a)	Name of Person Filing Arrowroot Acquisition LLC (“AA LLC”) Matthew Safaii (“Safaii”) Thomas Olivier (“Olivier”)
(b)	Address of Principal Business Office or, if none, Residence c/o Arrowroot Acquisition Corp. 4553 Glencoe Ave, Suite 200 Marina Del Rey, California 90292
(c)	Citizenship Entities: AA LLC - Delaware Individuals: Safaii - United States of America Olivier - United States of America
(d)	Title of Class of Securities Class A Common Stock, $0.0001 par value (“Common Stock”)
(e)	CUSIP Number 04282M102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The information required by Items 4(a)—(c) is set forth in Rows 5—11 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(a) Amound beneficially owned:

As of December 31, 2021, each of AA LLC, Safaii and Olivier beneficially owned 7,067,500 shares of the Issuer’s Class B Common Stock, par value  $0.0001 per share (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”).  This amount consists of 7,067,500 shares held directly by AA LLC.  Each of Safaii and Olivier is a manager of AA LLC and may be deemed the benficial owner of the 7,067,500 shares held by AA LLC.

(b) Percent of class:

Based on (i) 28,750,000 shares of Class A Common Stock and (ii) 7,187,500 shares of Class B Common Stock issued and outstanding, in each case as of January 19, 2022, and the information set forth in (a) above, the Reporting Persons beneficially owned  19.7% of the outstanding Class A Common Stock,.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,067,500

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,067,500

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Arrowroot Acquisition LLC

By:	/s/ Matthew Safaii
Name: Matthew Safaii
Title: Manager

/s/ Matthew Safaii
Matthew Safaii

/s/ Thomas Olivier
Thomas Olivier

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement